Exhibit 99.1

UTStarcom Announces Results of Its Extraordinary Meeting of Shareholders and Effectiveness of One-for-Three Reverse Share Split

Beijing, March 21, 2013/PRNewswire-Asia-FirstCall/ — UTStarcom Holdings Corp. (“UTStarcom” or the “Company”) (NASDAQ: UTSI), a leading provider of media operational support services and broadband equipment products and services, today announced the official results of its extraordinary meeting of shareholders, held on March 21, 2013 at 1:00 p.m. local time in Beijing, China. The shareholders cast their votes as described below:

1.          The shareholders approved, effective as of 4:30 p.m. Eastern Standard Time on March 21, 2013, as an ordinary resolution, in accordance with Article 49 of the Company’s Amended and Restated Memorandum and Articles of Association, that the authorized share capital of the Company be amended by the consolidation of the existing 750,000,000 Ordinary Shares of US$0.00125 par value each into 250,000,000 Ordinary Shares of US$0.00375 par value each, such that:

(i)             the authorized share capital of the Company is amended to US$943,750 divided into 250,000,000 Ordinary Shares of a par value of US$0.00375 each and 5,000,000 Preference Shares of a par value of US$0.00125 each;

(ii)          each existing issued 3 Ordinary Shares of US$0.00125 par value each be consolidated into 1 Ordinary Share of US$0.00375 par value each and the register of members of the Company be updated accordingly; and

(iii)      any fractions of a share that result from the consolidation described above be automatically repurchased by the Company at the Market Price (as defined in the Company’s Amended and Restated Articles of Association) of such fractions on the date of this Extraordinary Meeting.

2.          The shareholders approved, effective as of 4:30 p.m. Eastern Standard Time on March 21, 2013, as a special resolution, that the Amended and Restated Memorandum and Articles of Association of the Company currently in effect be amended and restated by their deletion in their entirety and the substitution in their place of the Amended and Restated Memorandum and Articles of Association attached to the proxy statement previously distributed to shareholders.

On March 15, 2013, the Company received a formal notice from NASDAQ that it was not in compliance with the listing requirements due to the Company’s Ordinary Shares closing below the $1.00 per share minimum bid price for 30 consecutive business days.  The Company has 180 days to regain compliance with the listing standards.  To regain compliance, the closing bid price of the Company’s Ordinary Shares must be at least $1.00 per share for a minimum of ten consecutive business days during the stated 180-day period.

As a result of the meeting, the one-for-three reverse split of the Company’s Ordinary Shares shall become effective as of 4:30 Eastern Standard time on March 21, 2013, with trading currently expected to commence on the post-reverse split-adjusted basis on the NASDAQ Global Select Market as of the opening of trading on Friday, March 22, 2013.

The Company’s Ordinary Shares will continue to be reported on the NASDAQ Global Select Market under the symbol “UTSI,” although NASDAQ will add the letter “D” to the end of the trading symbol for a period of 20 trading days to indicate that the reverse share split has occurred. The Company’s Ordinary Shares will have a new CUSIP number upon the effectiveness of the reverse share split.

Every three shares of the Company’s issued and outstanding Ordinary Shares, upon effectiveness of the reverse share split, will convert automatically into one issued and outstanding share of the Company’s Ordinary Shares, subject to the elimination of fractional shares, with an increase in the par value per share from $0.00125 to $0.00375. The reverse share split will affect all issued and outstanding Ordinary Shares, as well as Ordinary Shares underlying stock options, restricted stock units, and other Ordinary Share-based equity grants outstanding immediately prior to the effectiveness of the reverse share split. The Company’s transfer agent will distribute to shareholders of record on March 21, 2013 instructions regarding how to exchange certificates representing the previously outstanding shares for certificates representing the new issued shares.

No fractional shares will be issued in connection with the reverse share split. Shareholders who would otherwise hold a fractional Ordinary Share will receive a cash payment in lieu of such fractional share based on the closing price of the Ordinary Shares on the NASDAQ Global Select Market on the trading day immediately before the effective date of the reverse share split.

Additional information about the reverse share split can be found in the company’s proxy statement filed with the Securities and Exchange Commission on February 20, 2013 , copies of which are available at www.sec.gov or at http://utstarcom.investorroom.com/index.php?s=19.

About UTStarcom Holdings Corp.

UTStarcom is focused on providing next generation media operational support services in the rapidly growing markets for TV over IP services and broadband equipment products and services.  UTStarcom is committed to meeting the evolving needs of cable and broadband service providers to enable a more personalized entertainment experience. The Company sells its media operational support services and broadband equipment products and services to operators in both emerging and established broadband and cable markets around the world.

UTStarcom was founded in 1991 and has traded on NASDAQ in 2000.  It has operational headquarters in Beijing, China and research and development operations in China and India.  In 2011, the Company deployed a revamped growth strategy that concentrates on providing media operation support services. For more information about UTStarcom, visit the Company’s Web site at http://www.utstar.com.

For investor and media inquiries, please contact:

Jing Ou-Yang

UTStarcom Holdings Corp.

Tel: +86-10-8520-5153

Email: jouyang@utstar.com

May Shen (Beijing)

Tel: +86-10-8591-1951

Email: May.Shen@fticonsulting.com

Daniel DelRe (Hong Kong)

Tel: +852-3768-4547

Email: Daniel.DelRe@fticonsulting.com

Eric Boyriven (New York)

Tel: +212-850-5671

Email: mailto:Eric.Boyriven@fticonsulting.com